Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Target Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and units and to the incorporation by reference therein of our reports dated March 11, 2026, with respect to the consolidated financial statements of Target Corporation, and the effectiveness of internal control over financial reporting of Target Corporation, included in its Annual Report (Form 10-K) for the year ended January 31, 2026, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
August 28, 2026